Global Cancer Technology, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2018 and 2017
Unaudited

	2018	**2017**
Operating Revenue, net	$ -	$ 25,000
Costs of sales	-	10,000
Gross profit	-	15,000
Operating expenses:		
General and administrative expenses	347,124	388,791
Loss from operations	(347,124)	(373,791)
Interest expense	12,004	427
Loss before income taxes	(359,128)	(374,218)
Provision for income taxes (benefit)	-	-
Net loss	$ (359,128)	$ (374,218)